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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                                  TENGASCO INC.
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)
                                   88033R 30 4
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                                 (CUSIP Number)
                                 Bill L. Harbert
                            820 Shades Creek Parkway
                            Birmingham, Alabama 35209
                            Telephone (205) 802-2800
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                  April 3, 2002
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
         18 of the Securities Exchange Act of 1934 ("Act") or
         otherwise subject to the liabilities of that
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         section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.    88033R 30 4
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(1)       NAMES OF REPORTING PERSONS. IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY).
          BILL L. HARBERT
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(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [   ]
          (SEE INSTRUCTIONS)                                          (b) [   ]
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(3)       SEC USE ONLY

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(4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)
          PF
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(5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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(6)       CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
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                       (7)    SOLE VOTING POWER
 NUMBER OF                    1,249,096(1)
  SHARES               --------------------------------------------------------
BENEFICIALLY           (8)    SHARED VOTING POWER
 OWNED BY                     0
   EACH                --------------------------------------------------------
 REPORTING             (9)    SOLE DISPOSITIVE POWER
PERSON WITH                   1,249,096(1)
                       --------------------------------------------------------
                       (10)   SHARED DISPOSITIVE POWER
                              0
                       --------------------------------------------------------

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(1)      Includes 71,429 shares of Common Stock issuable upon conversion of shares of Series A 8% Cumulative Convertible Preferred Stock acquired in May, 2000.


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(11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,249,096(1)
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(12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                               [   ]
          N/A
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(13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          APPROXIMATELY 11.95%
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(14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
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ITEM 1.           SECURITY AND ISSUER

                  Common Stock, par value $0.001 per share (the "Common Stock"), of Tengasco, Inc., a Tennessee corporation

                  603 Main Ave.
                  Suite 500
                  Knoxville, TN 37902

ITEM 2.           IDENTITY AND BACKGROUND

                  Bill L. Harbert
                  802 Shades Creek Parkway
                  Birmingham, AL 35209

                  The Reporting Person is an individual. The Reporting Person served as Chairman of the Board and CEO of Bill Harbert International Construction, Inc., a Delaware corporation whose principal business is construction, until retiring from the Company in 2000. The principal address of the business is 802 Shades Creek Parkway, Birmingham, Alabama 35209.

                  The Reporting Person was named as a member of the Board of Directors of Issuer as of April 3, 2002, which is the reason this Schedule 13D is being filed.

                  The Reporting Person has not, during the past five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,


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                  federal or state securities laws or finding any violation with respect to such laws.

                  The Reporting Person is a United States citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Personal funds of the Reporting Person in the aggregate amount of $8,085,372.50 have been used to purchase the 1,249,096(1) shares of Common Stock of Issuer that are owned by the Reporting Person. The shares of Issuer have been acquired at various times between October 15, 1997 and March 28, 2002.

ITEM 4.           PURPOSE OF TRANSACTION

                  The Reporting Person was named as a member of the Board of Directors of the Issuer as of April 3, 2002, which is the reason this Schedule 13D is being filed. The Reporting Person has previously filed on Schedule 13G with respect to his ownership of Common Stock of the Issuer. The Reporting Person has acquired the shares of Common Stock of Issuer for investment purposes. Although the Reporting Person has not formulated any definitive plans to do so, he may from time to time acquire additional securities of the Issuer, or dispose of securities of Issuer, if and when he deems appropriate in light of market conditions, investment considerations and other factors.

                  Except as set forth above, the Reporting Person has no plans or proposals which relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of
                  Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Reporting Person beneficially owns 1,249,096(1) shares of Common Stock, or approximately 11.95% of the outstanding shares of Common Stock, of the Issuer.

                  (b) The Reporting Person has the sole power to vote and to dispose of the 1,249,096(1) shares of Common Stock of the Issuer.

                  (c) The Reporting Person acquired 100,000 shares of Common Stock of the Issuer from the Issuer on March 28, 2002 for $4.80 per share, or total consideration of $480,000, in a private placement transaction. Other than the above described acquisition of shares of Common Stock of Issuer,


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                  there has been no transaction regarding the Common Stock of the Issuer effected during the past sixty days by the Reporting Person.

                  (d)      Inapplicable.

                  (e)      Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  There is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  There are no agreements required to be filed as Exhibits.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



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Date: April 15, 2002



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Signature:


/s/ Bill L. Harbert
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Name/Title: Bill L. Harbert

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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